UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Eyenovia, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

30234E 104
(CUSIP Number)

Stuart M. Grant 11 Summit Lane Greenville, DE 19807 302 449-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30234E 104		Page 2 of 5
1		NAME OF REPORTING PERSON: Stuart M. Grant I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,452,554 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
5,452,554 (1)
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,452,554 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.75% (2)
14		TYPE OF REPORTING PERSON
IN

Explanatory Note: Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 5 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on May 4, 2020 (the “Original Schedule 13D”), as amended by (i) Amendment No. 1 thereto on August 24, 2020 ( “Amendment No. 1”), (ii) Amendment No. 2 thereto on November 13, 2020 (“Amendment No. 2”), (iii) Amendment No. 3 thereto on June 10, 2021 (“Amendment No. 3”) and Amendment No. 4 thereto on December 27, 2021 (“Amendment No. 4”), collectively with this Amendment are referred to as the “Schedule 13D”). Except as specifically amended by this Amendment, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

(a)-(j).  The shares of Common Stock beneficially owned by the Reporting Person were acquired for investment purposes and not with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person, however, had become dissatisfied with the performance of the Issuer’s stock price and the ineffectiveness of its Board of Directors (the “Board”) and believed that a refreshing of the Board, with new directors bringing additional skill sets, would be in the best interest of the Issuer and its stockholders. In that vein, on December 23, 2021, the Reporting Person delivered to the Issuer (i) the Stockholder Demand and (ii) the Stockholder Proposal, each as previously described in Amendment No. 4.

 Following discussions between the Reporting Person and the Issuer, on February 4, 2022, the Reporting Person entered into a Settlement Agreement (the “Settlement Agreement”) with the Issuer providing, among other things, that the Board will take all necessary actions to add two new directors, Rachel Jacobson and Stephen Benjamin, to the Board with terms expiring at the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”), and to nominate such directors for re-election at the 2022 Annual Meeting. In addition, a third new director will be mutually agreed-upon by the Issuer and the Reporting Person to be elected to the Board at the 2022 Annual Meeting.

The Settlement Agreement also provides that Dr. Ernest Mario will resign from the Board, effective as of the date of the Settlement Agreement, and two other current directors will not stand for reelection at the 2022 Annual Meeting. The Issuer also agreed to (i) amend its bylaws to add a provision that imposes a mandatory retirement age of seventy-five (75) for directors of the Issuer and to provide that no director shall serve more than ten (10) consecutive years as a director of the Issuer and (ii) implement stock ownership guidelines for directors of the Issuer.

Pursuant to the Settlement Agreement, the Reporting Person has agreed, among other things, to withdraw the Stockholder Demand and the Stockholder Proposal.

The foregoing description is qualified in its entirety by reference to the full text of the Settlement Agreement, attached hereto as Exhibit A to this Amendment, which is incorporated by reference herein to this Item 4.

The Reporting Person may, from time to time, and subject to the terms of the Settlement Agreement, make proposals to the Issuer or take other actions, on his own or with other investors or potential investors, intended to increase the value of the Common Stock, including those that may result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change his plan and intentions at any time as he deems appropriate.

The Reporting Person may acquire additional shares of Common Stock, dispose of all or some of his shares of Common Stock from time to time, in each case, in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       The Reporting Person beneficially owns 5,452,554 shares of Common Stock, representing 18.75% of the Issuer’s Common Stock (1)(2). Of such shares beneficially owned, 4,775,124 shares are currently outstanding, and 677,430 shares are issuable upon exercise of the Class B Warrants of the Issuer currently owned by the Reporting Person.

(b)       The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of all of the shares of the outstanding Common Stock beneficially owned by him.

(c)       During the past 60 days, the Reporting Person acquired 36,030 shares of Common Stock in market transactions at an average price of $2.97 per share.

(d)       Not applicable.

(e)       Not applicable.

Item 7.	Material to be filed as Exhibits.

Exhibit A        Settlement Agreement

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022	STUART M. GRANT

	By:	/s/ Stuart M. Grant
	Name	Stuart M. Grant
Title

FOOTNOTES

1.	Consists of (i) 4,775,124 shares of Common Stock and (ii) 677,430 shares of Common Stock issuable upon exercise of Class B Warrants owned by the Reporting Person, which are currently exercisable. Each Class B Warrant is exercisable, until March 23, 2025, for 0.75 shares of Common Stock for a price per each full share of Common Stock of $2.4696.

2.	Pursuant to Rule 13d-3(d) (1)(i), the percentage of the Issuer’s Common Stock beneficially owned by the Reporting Person is calculated by dividing the shares beneficially owned by the Reporting Person, as reported in Item 5 of this Schedule 13D, by the sum of (i) the 28,398,789 outstanding shares of Common Stock of the Issuer as of November 12, 2021 and (ii) the 677,430 shares of Common Stock issuable upon exercise of the Class B Warrants owned by the Reporting Person, which are currently exercisable. The number of outstanding securities of the Issuer set forth above, are as reported in, or as derived from, the Issuer’s Form 10-Q for the period ended September 30, 2021.

February 4, 2022 Stuart M. Grant 11 Summit Lane Greenville, DE 19807 Eycnovia, Inc. 295 Madison Avenue, Suite 2400 New York, NY !0017 Execution Copy This letter (the •~Agreement") constitutes the agreement between Eyenovia, Inc., a Delaware corporation (the "Company"}, on the one hand, and Stuart Grant (the "Investor"), on the other hand, with respect to the matters set forth below. l. Board Matters. (a) New Directors. The Board of Directors of the Company (the "Board") shall, on the date hereof, take all necessary actions to expand the size of the Board to allow for the addition of two new members, with terms expiring at the Company's 2022 annual meeting of shareholders (the "2022 Annual Meeting"), and shall appoint Stephen Benjamin ("Mr. Benjamin"} and Rachel Jacobson ("Ms. Jacobson," the "Initial New Directors") to fill the resulting vacancies. In addition, a third director (together with Initial New Directors, the "New Directors") shall be mutually agreed-upon by the Company and the Investor to be nominated to the Board for election at the 2022 Annual Meeting. The Company also agrees to nominate the New Directors to serve on the Board in its proxy statement for the 2022 Annual Meeting (the "Proxy Statement") and in any proxy card filed and delivered in connection with such meeting and shall recommend and advocate that the Company's stockholders vote in favor of the election of the New Directors and otherwise support the New Directors for election in a manner no less rigorous and favorable than the manner in which the Company supports any other nominees. To the extent that Michael Rowe is appointed by the Board as the Company's Chief Executive Officer, he will also be named to the Board at the time of such appointment. (b) Certain Committee Appointments. As soon as practicable (and in no event later than five (5) business days) after the date hereof, the Board shall, after reasonable consultation with the Investor, (i) appoint one of the Initial New Directors to serve on the Nominating and Corporate Governance Committee of the Board and (ii) such other Initial New Director to serve on one additional committee of the Board as mutually agreed-upon by the Board and the Investor; it being understood, for the avoidance of doubt, that each Initial New Director shall be appointed to at least one committee of the Board pursuant to the terms of this Agreement. (c) Director Resignations. Dr. Ernest Mario shall resign from the Board effective as of the date hereof. In addition, two current Board members (to be identified separately) shall not stand for reelection at the 2022 Annual Meeting. 2. Corporate Governance Matters. The Board will, on the date hereof, take all necessary actions to amend the Company's Bylaws to add the provision set forth in Exhibit A hereto. In addition, the Board will , promptly after the date hereof, take action by written consent to approve stock ownership guidelines to be applicable to all members of the Board, which guidelines shall also be acceptable to and approved by the Investor. During the term of this Agreement, the Board shall not take any steps to alter, amend, or rescind any such stock ownership guidelines without the prior written approval of the Investor. 3. Withdrawal of Section 220 Demand and Shareholder Proposal. The Investor hereby withdraws his demand for certain books and records of the Company pursuant to Section 220 of the Delaware General Corporation Law and his shareholder proposal under Ruic 14a-8 under the Securities Exchange Act of 1934, as amended, regarding a mandatory retirement age for members of the Board. Promptly following the execution and delivery of this Agreement, the Company will file a Current Report on Fann 8-K, which will report the resignation of Dr. Mario, the amendment to its Bylaws, and the entry into this Agreement. The Investor shall be given a reasonable opportunity to review and comment on such Current Report on Fann 8-K or other filing with the SEC to be made by the Company with respect to this Agreement, and the Company shall give reasonable consideration to any comments of the Investor. In addition, the Company shall be given a reasonable opportunity to review and comment on any Schedule 13D filing or other filing with the SEC to be made by the Investor with respect to this Agreement, and the Investor shall give reasonable consideration to any comments of the Company. 4. Company Policies. The parties hereto acknowledge that the New Directors, upon appointment to the Board, will serve as members of the Board and will be governed by the same protections and obligations regarding confidentiality, conflicts of interest, related party transactions, fiduciary duties, codes of conduct, trading and disclosure policies, and other governance guidelines and policies of the Company as are other directors of the Company, and shall be required to preserve the confidentiality of Company business and infonnation, including discussions or matlers considered in meetings of the Board or Board committees, and shall have the same rights and benefits, including with respect to insurance, indemnification, compensation and fees, as are applicable to all independent directors of the Company. S. Non-Disparagement. From the date hereof until the date that is thirty (30) days before the opening of the period during which, pursuant to the Bylaws, stockholders may timely and validly submit proposals for consideration at the 2024 annual meeting of stockholders of the Company (the "Non-Disparagement Period"), the Company and the Investor shall each refrain from making, and shall cause their respective affiliates and respective principals, directors, members, general partners, officers and employees not to make or cause to be made any statement or announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that constitutes an ad hominem attack on, or otherwise disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of, (a) in the case of such statements or announcements by the Investor: the Company or any of its affiliates or subsidiaries, or any of its or their respective current or fonner officers, directors or employees, and (b) in the case of statements or announcements by the Company: the Investor and the Investor's family or employees. In addition, the Investor will not submit any books and records demand under Section 220 of the Delaware General Corporation Law (except as needed to pursue a solicitation of proxies from stockholders of the Company in advance of any meeting of stockholders to elect directors or enact other business) or shareholder proposal under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, during the Non-Disparagement Period. 6. Investor Representations. The Investor represents and warrants that (a) this Agreement has been duly authorized, executed and delivered by him and is a valid and binding obligation, enforceable against him in accordance with its terms; and (b) he does not have any agreement, arrangement or understanding, written or oral, with the New Directors pursuant to which such individuals have been or will be compensated for his or her service as a director on, or nominee for election to, the Board. 7. Company Representations. The Company represents and warrants that (a) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of 2 the Company, enforceable against the Company in accordance with its terms; (b) does not require the approval of the stockholders of the Company; and (c) does not and will not violate any law, any order of any court or other agency of government, the Company's Certificate of Incorporation or Bylaws, each as amended from time to time, or any provision of any agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument. 8. Specific Performance. The Company and the Investor each acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach hereof, (a) the non-breaching party will be entitled to seek injunctive and other equitable relief, without proof of actual damages; (b) the breaching party will not plead in defense thereto that there would be an adequate remedy at law; and (c) the breaching party agrees to waive any applicable right or requirement that a bond be posted by the nonbreaching party. Such remedies will not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity. 9. Entire Agreement Successors and Assigns; Amendment and Waiver; Third Party Beneficiaries. This Agreement (including its exhibits) constitutes the only agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party. Any purported transfer requiring consent without such consent shall be void. No amendment, modification, supplement or waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the party affected thereby, and then only in the specific instance and for the specific purpose stated therein. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thercafier to insist upon strict adherence to that term or any other term of this Agreement. This Agreement is solely for the benefit of the parties and is not enforceable by any other person. 10. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision. 11 . Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. Each of the Investor and the Company (a) irrevocably and unconditionally consents to the personal jurisdiction and venue of the federal or state courts located in Wilmington, Delaware; (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it shall not bring any action relating to this Agreement or otherwise in any court other than such courts; and (d) waives any claim of improper claim that those courts are an inconvenient forum. Each of the parties, after consulting or 3 having had the opportunity to consult with counsel, knowingly. voluntarily and intentionally waives any right that such party may have to a trial by jury in any litigation based upon or arising out of this Agreement or any related instrument or agreement, or any of the transactions contemplated thereby, or any course of conduct, dealing, statements (whether oral or written), or actions of any of them. No party shall seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived. 12. Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein, and all legal process in regard hereto, will be in writing and will be deemed validly given, made or served when delivered in person, by electronic mail, by overnight courier or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested) as follows: lfto the Company to: Eyenovia, Inc. 295 Madison Avenue, Suite 2400 New York, NY 10017 Attn: Sean lanehulev, CEO Email: tianchul@eyenoviabio.com with a copy (which shall not constitute notice) to: Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 Attn: Megan Gates Email: mgates@mintz.com lfto lhe Investor: Stuart M. Grant 11 Summit Lane Greenville, DE 19807 Email: sgrantesq@gmail.com with a copy (which shall not constitute notice) to: Schulte Roth & Zabel LLP 919Third Avenue New York, NY 10022 Attn: Eleazer Klein, Esq. Email: eleazer.klein@srz.com At any time, any party may, by notice given in accordance with this paragraph to the other party, provide updated information for notices hereunder. 13. Expenses. All attorneys' fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs and expenses. 4 Execution Copy 14. Receipt of Adequate Information; No Reliance; Representation by Counsel. Each party acknowledges that it has received adequate infonnation to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the tenns of this Agreement against such party shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the parties. 15. Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed shall be an original, but all such counterparts shall together constitute one and the same instrument. 16. Term. The term of this Agreement will last until the conclusion of the Non- Disparagement Period unless earlier terminated upon mutual written consent of both of the parties, except that Sections 8 through li of this Agreement will survive any such termination. If the terms of this Agreement are in accordance with your understanding, please sign below, whereupon this Agreement shall constitute a binding agreement among us. By: Nam_e_:+-,F--1'F;:;--;---=j7 '="'-:::":=z".~:..,,-,X., Title: --f--'-'717'"7":::::....---7'------- agreed lo as of the date first written above: Stu Initials: _ ,~ Addition to Section 3.3: EXHIBIT A AMENDMENT TO BYLAWS "No person may be elected or re-elected as a director, if at the time of their election or re-election, such person shall have (i) attained the age of seventy-five (75) years or (ii) served on the Board for more than ten ( I 0) consecutive years. Any director who has attained such age or such length of tenure while in office shall retire from the Board effective at the annual meeting of stockholders held in the calendar year in which their then current term expires, and any such director shall not be nominated or re-elected as a director; provided, however, that ifno annual meeting of stockholders is held in such calendar year, any director who attained such age or such length of tenure while in office shall retire effective on the last day of such calendar year. This Section 3.3 may be amended only by a majority of the voting power of all of the outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class." 6 I 19676153v.6